Filed by BPGC Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

File No.: 001-40201

Subject Company: BPGC Acquisition Corp.

Date: August 14, 2025

The material below is an English translation of an article published online on August 11, 2025.

Date: August 11, 2025
Readers: 4,599,000

Saudi Arabia is aggressively entering the world of satellites with advanced technologies

Asharq Al-Awsat reveals details of the deal between the American company iRocket and Space Belt.

The announcement by the American company iRocket of a $640 million agreement with the Saudi company Spacebelt opens the door for a strong Saudi entry into the world of satellite manufacturing and space services. The agreement aims to provide a secure infrastructure for launching satellites in the Kingdom, opening the door for a strong Saudi entry into the world of satellite manufacturing and introducing new technological developments. The parties to the deal affirm that it serves the Kingdom’s goals in “Vision 2030” and the broader digital transformation.

Under this agreement, iRocket will provide launch vehicles for up to 30 SpaceBelt launches, with the goal of establishing a secure, resilient, and autonomous satellite communications network spanning the Kingdom and the GCC. The collaboration includes joint testing and future launches within the GCC, paving the way for technology transfer, regional manufacturing, and the expansion of space capabilities.

In July, iRocket announced a $400 million deal to go public through a merger with BPGC Acquisition Corp., a special purpose acquisition company backed by investor and former U.S. Secretary of Commerce Wilbur Ross

Ross oversaw this five-year agreement, which aims to establish a space logistics platform and provide secure satellite launch facilities based in Saudi Arabia.

In statements to Asharq Al-Awsat, Ross and iRocket CEO Asad Malik presented a roadmap for the Kingdom’s launch into space and satellite systems, highlighting their potential uses to achieve the national and commercial ambitions of Vision 2030, enhance the Kingdom’s technological capabilities, create highly skilled jobs, attract international investment, and drive economic diversification.

In a statement, Eng. Mohammed Al-Tuwaijri, co-founder and chairman of Space Belt Saudi, said that this partnership supports the national and commercial ambitions of Vision 2030. He expressed his hope that this cooperation will not only contribute to enhancing Saudi Arabia’s technological capabilities and creating new, highly skilled jobs, but also to strengthening the Kingdom’s position as a regional leader in the space sector, attracting international investment, and driving economic diversification for the benefit of all Saudis.

Spacebilt CEO Cliff Peake also expressed optimism about the partnership, calling it a “significant step” toward the company’s goal of leading safe space operations.

An important achievement for both companies

Ross described the agreement to Asharq Al-Awsat as a very significant deal for both companies. It coincided with the news of another company in the same field, Firefly, going public at a valuation of $IO billion, underscoring the importance of this growing industry.

The importance of this deal, according to Ross, lies in several key aspects:

A practical implementation of Vision 2030: The agreement embodies Crown Prince - Mohammed bin Salman’s vision to transform the Kingdom into a more technology-oriented country, particularly in the field of satellites.

Secure communications systems: The deal aims to create highly secure space communications - systems and develop new methods for encrypting data on satellites. Furthermore, according to Ross, the company offers a more efficient system for launching communications satellites. It’s a reusable system, similar to the reusability achievement of Elon Musk, CEO of SpaceX. Ross adds that the CEO of iRocket has developed a rocket whose entire components can be reused, making it extremely cost-effective.

This deal gives Saudi Arabia significant capabilities in launching satellites and communications satellites.

In addition, Malek explained to Asharq Al-Awsat that these space capabilities will also be used for humanitarian purposes, such as providing high-speed internet in remote areas, environmental monitoring, and disaster management, enhancing the Kingdom’s reputation as a leader in international aid.

Stages of the agreement

Regarding the phases of the five-year agreement and what it is expected to achieve, Ross said: “We have developed a fully reusable launch system, so we want to be able to deploy the satellites as soon as they are developed. We have a lot of things to do over the next five years, including expanding our technology and conducting launch and integration tests. We are working with the Saudi government to obtain the necessary permits, and with the US Federal Aviation Administration on launch licenses. We will begin the process of equipping the vehicles and moving to the location from which we plan to launch many of the satellites.”

competitive advantage

From an investment perspective, Ross sees this partnership as attractive for several reasons, most notably: unlike SpaceX’s rockets, which require factory overhaul, iRocket’s rockets can be overhauled within just 24 to 48 hours between launches; and the ability to launch a limited number of satellites to achieve full coverage. Additionally, a unique method has been developed to encrypt data to and from the satellite while it is in space, ensuring maximum security.

Malek added that iRocket offers an integrated platform that allows the Kingdom to build a secure “cloud” space infrastructure, giving it comprehensive national control over its space assets.

prosperous future

Despite robust space programs in other countries in the region, such as the UAE, which is investing around $10 billion, Saudi Arabia’s initial focus is on localizing and developing STEM jobs, according to Ross. He added that the Kingdom aims to create a thriving economy in this sector, which will attract the best engineers, technicians, data operators, and control centers, and establish an entirely new industrial sector in space, launch services, and satellite applications.

Regarding protection from cyber attacks, Asad Malik emphasized that ensuring the security of these systems is one of the most important objectives of the deal, expressing his confidence in the Kingdom’s ability to provide secure communications and protect itself.

Regarding the future of space infrastructure in the Kingdom, Ross expects it to become a highly profitable market in the region, opening the door to new industries such as space-based satellite maintenance, space-based solar panel manufacturing, and early warning systems. He also noted that satellites will be key to many economic activities and will be used in medical and pharmaceutical experiments and other innovations, making the Kingdom a leader in this field.

For his part, Malik emphasized that “Saudi Arabia is also a leader in AI labs and has built a space data processing center to handle AI analytics to integrate effectively with the AI system in NEOM. It is also proceeding with the construction of smart cities linked to land use monitoring systems, construction tracking, urban sprawl analysis, and water and crop health.” According to Malik, these steps demonstrate the Kingdom’s development over the next decade and its potential to become a magnet for future jobs in the fields of science, technology, AI, robotics, and space, providing highly skilled job opportunities for many positions such as propulsion engineers, thermal construction engineers, electronics engineers, and satellite manufacturing engineers, all of which offer high incomes for Saudis.

The following is a transcript of Wilbur Ross’ appearance on Opening Bid on August 4, 2025.

00:00 Brian Sozzi

Tell us a little bit about what the SPAC you’re sponsoring uh in iRocket and what it does and uh why are you interested in doing this?

00:12 Wilbur Ross

Yes, when I finished my term at commerce, I started a SPAC along with two other people who had been partners of mine at WL Ross and Co. pre the administration. And we indicated that the SPAC had a broad range of possible targets, uh one of which was space. And we now have found what we regard as a very good opportunity in space, and that’s iRocket. I think you’ve seen the press release that they just put out this morning about a new letter of intent for Saudi Arabia for 640 million dollars to take care of around 30 launches. So that’s a very big development because they’re not yet in the revenue stage. So getting a letter of intent that big from a major civilian entity is very good. And what they let what their product does is the following. You’ll remember that Elon Musk’s great innovation at SpaceX was having the lower section, the launch section, be retrievable. It actually lands very close to the original point of departure and is reusable. But under Musk’s SpaceX, the upper section is not retrievable. These fellows have developed a way to make both sections retrievable. That’s a tremendous saver of money and it also is very, very useful in terms of how quickly you can get the rocket back into service. They can turn it around within 24 hours. And the reason our military has been largely funding this company until now is that they cannot only launch communication satellites, they can also launch drones. So you could have a situation where in a war fighting environment we’re launching drones from both ground level, which is where they normally have been, all the way up to hundreds and hundreds of miles into space. So it would make it very difficult for the defenders to be able to fend off drones if they’re coming from every kind of a different direction.

03:18 Brian Sozzi

We look forward to continuing to follow the progress on iRocket, Mr. Secretary. Always nice to get some time with you. I appreciate you coming on. Of course, the secretary is the author of the book Risks and Returns. We’ll look forward to uh talking again soon.

Additional Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transaction”), iRocket Technologies, Inc. (“Holdco”) and Innovative Rocket Technologies Inc. (“iRocket” or the “Company”) intend to file a registration statement on Form S-4 with the SEC, which will include a proxy statement to BPGC Acquisition Corp. (“BPGC”) shareholders and a prospectus for the registration of Holdco securities to be issued in connection with the Proposed Transaction (as amended from time to time, the “Registration Statement”). After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of BPGC as of a record date to be established for voting on the Proposed Transaction and will contain important information about the Proposed Transaction and related matters. Shareholders of BPGC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about BPGC, Holdco, iRocket and the Proposed Transaction. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: BPGC Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attn: Nadim Qureshi, Chairman, Chief Executive Officer and President. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF BPGC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Participants in the Solicitation

BPGC, iRocket, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of BPGC’s shareholders in connection with the Proposed Transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of BPGC’s directors and officers in BPGC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to BPGC’s shareholders in connection with the Proposed Transaction will be set forth in the proxy statement/prospectus for the Proposed Transaction when available. Information concerning the interests of the Company’s, Holdco’s and BPGC’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Transaction when it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. BPGC’s, Holdco’s and/or iRocket’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this communication. When words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions are used and do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement with Space Belt or a failure of Space Belt to fulfill its obligations under the agreement; (2) iRocket’s future ability to fully develop its rocket and related technologies or otherwise provide launch services and recognize revenue under the agreement with Space Belt; (3) iRocket’s ability to perform the agreement with Space Belt in a cost-effective manner; (4) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement by and among the Company, Holdco, BPGC and the other parties thereto with respect to the Proposed Transaction, (5) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Proposed Transaction and definitive agreements with respect thereto; (6) the inability to complete the Proposed Transaction, including due to failure to obtain approval of the shareholders of iRocket and BPGC or other conditions to closing; (7) the inability to obtain or maintain the listing of Holdco’s shares on Nasdaq or another national securities exchange following the Proposed Transaction; (8) the ability of BPGC to become current in its SEC filings; (9) the risk that the Proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Proposed Transaction; (10) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (11) costs related to the Proposed Transaction; (12) changes in applicable laws or regulations; (13) the inability of iRocket or Holdco to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction; (14) the risk that additional financing in connection with the Proposed Transaction, or additional capital needed following the Proposed Transaction to support iRocket’s or Holdco’s business or operations, may not be raised on favorable terms or at all; (15) the risk that iRocket’s signed letters of intent and memorandum of understandings may not result in definitive agreements or generate revenue; and (16) other risks and uncertainties included in documents filed or to be filed with the SEC by Holdco, iRocket and/or BPGC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Holdco, iRocket and BPGC from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that none of BPGC, Holdco or iRocket presently know, or that BPGC, Holdco, and/or iRocket currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by iRocket’s or BPGC’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of iRocket’s or BPGC’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Holdco, iRocket or BPGC will, or are likely to, generate going forward. None of BPGC, Holdco or iRocket undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.